UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BAZI INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

07330X103
(CUSIP Number)

March 26, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07330X103

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Richard Molinsky
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 3,135,453
	6.	Shared Voting Power 4,500,000
	7.	Sole Dispositive Power 3,135,453
	8.	Shared Dispositive Power 4,500,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,635,453
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.96%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 07330X103

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Max Communications, Inc., 03-0421939
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,500,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,500,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.36%
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer

Bazi International, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

The address of the Issuer’s principal place of business is 1730 Blake Street, Suite 305, Denver, CO 80202

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of Richard Molinsky and Max Communications, Inc. (collectively, the “Reporting Persons”).  Mr. Molinsky is the sole stockholder and chief executive officer of Max Communication.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is 51 Lords Highway East, Weston, CT 06883

Item 2(c).	Citizenship

Mr. Molinsky is a United States citizen.  Max Communications, Inc. is a Delaware corporation

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Item 2(d).	Title of Class of Securities

Common stock, par value $0.001 per share

Item 2(e).	Cusip Number

07330X103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Mr. Molinsky is the sole stockholder and chief executive officer of Max Communications.

Mr. Molinsky owns individually 1,933,754 shares of common stock and warrants to purchase 368,366 shares of common stock at $0.30 per share through January 4, 2016, warrants to purchase 333,333 shares of common stock at $0.30 per share through January 28, 2016 and warrants to purchase 500,000 shares of common stock through June 22, 2014, for a total of 3,135,453 shares beneficially owned by Mr. Molinsky individually.

Max Communications owns 4,500,000 shares of common stock, representing 5.36% of the outstanding common stock.  Mr. Molinsky and Max Communications are shown on the cover pages as having the shared right to vote and dispose of the shares owned by Max Communications.

Mr. Molinsky, as the beneficial owned of the shares owned by himself individually and by Max Communications, beneficially owns 7,635,453 shares of common stock, or 8.96% of the Company’s outstanding shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 4, 2012

By:	/s/ Richard Molinsky
Richard Molinsky

MAX COMMUNICATIONS, INC.

By:	/s/ Richard Molinsky
Richard Molinsky, CEO

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, par value $0.001 per share, of Bazi International, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 4, 2012.

By:	/s/ Richard Molinsky
Richard Molinsky

MAX COMMUNICATIONS, INC.

By:	/s/ Richard Molinsky
Richard Molinsky, CEO